EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and the notes thereto included elsewhere in this report.

Results of Operations

                While our focus is on the containership sector, in 2002 we made an investment in the drybulk sector, and from 2002 to 2007, we owned a number of drybulk carriers, chartering them to our customers (the “Drybulk Business”) in the spot market, including through pooling arrangements.  As previously announced, during the nine months ended September 30, 2007, we sold the remaining six drybulk vessels in our fleet to an unaffiliated purchaser for an aggregate of $143.5 million upon expiration of the vessels’ then-existing charters.  As described in Note 15 to our consolidated financial statements included elsewhere in this report, we have determined that our Drybulk Business should be reflected as discontinued operations.  We have included the financial results of the Drybulk Business in discontinued operations for the interim periods set forth herein and we discuss these discontinued operations under “—Results of Operations.”  In the future, we may reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market, subject to market conditions, including the availability of suitable vessels to purchase.

Three months ended September 30, 2007 compared to three months ended September 30, 2006

During the three months ended September 30, 2007, we had an average of 31.1 containerships in our fleet. During the three months ended September 30, 2006, we had an average of 26.3 containerships in our fleet. We took delivery of one 9,580 TEU containership on November 20, 2006, one 4,814 TEU containership on December 13, 2006, one 4,814 TEU containership on December 18, 2006, one 4,814 TEU containership on December 22, 2006, one 4,300 TEU containership on March 12, 2007, one 2,200 TEU containership on July 23, 2007, one 2,200 TEU containership on August 20, 2007, one 2,200 TEU containership on September 5, 2007 and one 4,253 TEU containership on September 10, 2007.  We also sold three 5,506 TEU containerships in our fleet to APL-NOL on March 7, 2007, June 22, 2007 and August 3, 2007, respectively.

Operating Revenue

Operating revenue increased 21.6%, or $11.1 million, to $62.6 million in the three months ended September 30, 2007, from $51.5 million in the three months ended September 30, 2006. The increase was primarily a result of the addition to our fleet of nine vessels, a 9,580 TEU containership on November 20, 2006, three 4,814 TEU vessels, on December 13, 2006, December 18, 2006 and December 22, 2006 respectively, a 4,300 TEU on March 12, 2007, three 2,200 TEU secondhand vessels on July 23, 2007, August 20, 2007 and  September 5, 2007, respectively, and a 4,253 TEU containership on September 10, 2007, which collectively contributed revenues of $14.4 million during the three months ended September 30, 2007.  Moreover, a 9,580 TEU vessel, which was added to our fleet on September 8, 2006, contributed operating additional revenues of $2.4 million during the three months ended September 30, 2007 compared to the three months ended September 30, 2006.  Our sale of three 5,506 TEU containerships in 2007 reduced operating revenues by an aggregate of $6.4 million during the three months ended September 30, 2007 compared to the contribution of these vessels during the three months ended September 30, 2006. Further, certain of our containerships were re-chartered at improved charter rates which contributed additional revenues of approximately $0.7 million during the three months ended September 30, 2007 compared to the three months ended September 30, 2006.

Voyage Expenses

Voyage expenses were $2.0 million in the three months ended September 30, 2007, representing an increase of $0.8 million, from $1.2 million in the three months ended September 30, 2006. Commissions charged by related and third parties, which form part of the voyage expenses, amounted to $1.8 million in the three months ended September 30, 2007, an increase of $0.7 million, or 63.6%, compared to $1.1 million in the three months ended September 30, 2006.  The increase in voyage expenses was primarily due to commissions paid to our manager of

$0.7 million for the seven vessels we acquired or sold during the three months ended September 30, 2007, while we did not pay any such sale and purchase commissions during the three months ended September 30, 2006, as well as increased revenues on which we paid commissions for the three months ended September 30, 2007.  In addition, other voyage expenses such as port and canal charges, increased by $0.1 million in the three months ended September 30, 2007 compared to the three months ended September 30, 2006.

Vessel Operating Expenses

Vessel operating expenses increased 16.5%, or $2.2 million, to $15.5 million in the three months ended September 30, 2007, from $13.3 million in the three months ended September 30, 2006. The increase was due to the 18.3% increase in the average number of our vessels in our fleet during the three months ended September 30, 2007.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs expense increased 60.0%, or $0.6 million, to $1.6 million in the three months ended September 30, 2007, from $1.0 million in the three months ended September 30, 2006. The increase was a result of additional drydockings in 2007 which were amortized during the three months ended September 30, 2007 as compared to those in the same period of 2006.

Depreciation

                Depreciation expense increased 37.7%, or $2.6 million, to $9.5 million in the three months ended September 30, 2007, from $6.9 million in the three months ended September 30, 2006. The increase in depreciation expense was due to the increase in the average number of vessels in our fleet as well as the addition of more expensive vessels as compared to those sold during the 12 months ended September 30, 2007. This amounted to a $3.1 million increase in the depreciation expense, which was offset, in part, by a $0.5 million impact from our revision of the assumed scrap value, now $300 per ton, for all of the vessels in our fleet, effective since July 1, 2007, which takes into consideration the appreciation of steel prices during the last few years.

General and Administrative Expenses

General and administrative expenses increased 66.7%, or $1.0 million, to $2.5 million in the three months ended September 30, 2007 from $1.5 million in the three months ended September 30, 2006. The increase was mainly a result of public company related expenses, which were not applicable in the quarter ended September 30, 2006. Such expenses, including audit fees, legal fees, director and officer remuneration, stock exchange fees and director and officer insurance premiums, were $0.8 million during the three months ended September 30, 2007. In addition, the technical management fees paid to our manager increased by $0.2 million due to the increase in the average number of vessels in our fleet in the three months ended September 30, 2007 compared to the three months ended September 30, 2006.

Interest Expense, Interest Income, and Other Finance (Costs) Income, Net

Interest expense decreased $1.6 million, or 25.0%, to $4.8 million in the three months ended September 30, 2007, from $6.4 million in the three months ended September 30, 2006. The change in interest expense was primarily due to the decrease in the average indebtedness, on which interest was charged, by $85 million and to a decrease in the weighted average effective interest rate by 0.35% to which our indebtedness, on which interest was charged, was subject to, for the three months ended September 30, 2007 as compared to the three months ended September 30, 2006. In addition, the financing of our extensive new-building program resulted in capitalizing $6.1 million of interest for the three months ended September 30, 2007, as opposed to $2.3 million of capitalized interest for the three months ended September 30, 2006. Interest income increased $0.7 million, to $1.1 million, in the three months ended September 30, 2007, from $0.4 million in the three months ended September 30, 2006, primarily due to the increased average bank deposits on which we earned interest, and an increase in the average US dollar LIBOR interest rates.

Other finance income (costs), net, increased $0.6 million, to a cost of $0.7 million in the three months ended September 30, 2007, from a cost of $0.1 million in the three months ended September 30, 2006. The increase in other finance costs, net, was mainly due to the new loan agreements entered into with HSH Nordbank on November 14, 2006 and with The Royal Bank of Scotland on February 20, 2007, for revolving credit facilities of up to $700 million each, which resulted in higher finance fees in the three months ended September 30, 2007 compared to the three months ended September 30, 2006.

Other Income (Expense), Net

Other income (expense), net experienced a $0.9 million higher loss with an expense of $1.6 million in the three months ended September 30, 2007 compared to an expense of $0.7 million in the three months ended September 30, 2006. This was primarily attributable to an expense of $1.0 million in connection with the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby, the Vancouver Express, the CSCL Pusan and the CSCL Le Havre resulting from fluctuations in the exchange rate between the pound sterling and the U.S. dollar.

Discontinued Operations

                We did not carry on any discontinued operations during the three months ended September 30, 2007, while during the three months ended September 30, 2006 there was net income from discontinued operations of $5.6 million. As discussed in Note 15 to our consolidated financial statements included elsewhere in this report, we have determined that our Drybulk Business should be reflected as discontinued operations.

Nine months ended September 30, 2007 compared to nine months ended September 30, 2006

During the nine months ended September 30, 2007, we had an average of 31.0 containerships in our fleet. During the nine months ended September 30, 2006, we had an average of 25.6 containerships in our fleet. We took delivery of one 9,580 TEU containership on November 20, 2006, one 4,814 TEU containership on December 13, 2006, one 4,814 TEU containership on December 18, 2006, one 4,814 TEU containership on December 22, 2006, one 4,300 TEU containership on March 12, 2007, one 2,200 TEU containership on July 23, 2007, one 2,200 TEU containership on August 20, 2007, one 2,200 TEU containership on September 5, 2007 and one 4,253 TEU containership on September 10, 2007.  We also sold three 5,506 TEU containerships in our fleet to APL-NOL on March 7, 2007, June 22, 2007 and August 3, 2007, respectively.

Operating Revenue

Operating revenue increased 27.2%, or $40.1 million, to $187.5 million in the nine months ended September 30, 2007, from $147.4 million in the nine months ended September 30, 2006. The increase was primarily a result of the addition to our fleet of nine containerships, a 9,580 TEU containership on November 20, 2006, three 4,814 TEU vessels, on December 13, 2006, December 18, 2006 and December 22, 2006 respectively, a 4,300 TEU containership on March 12, 2007, three 2,200 TEU secondhand containerships, on July 23, 2007, August 20, 2007 and  September 5, 2007, respectively, and a 4,253 TEU containership on September 10, 2007, which collectively contributed revenues of $35.6 million during the nine months ended September 30, 2007.  Moreover, a 9,580 TEU vessel, which was added to our fleet on September 8, 2006, contributed additional operating revenues of $8.6 million during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. In addition, we sold three 5,506 TEU containerships during the nine months ended September 30, 2007 which collectively reduced revenue by $8.6 million during the nine months ended September 30, 2007 compared to the contribution of these vessels during the nine months ended September 30, 2006. Further, certain of our vessels were re-chartered at improved charter rates which contributed approximately $4 million to the operating revenue during the nine months ended September 30, 2007.

Voyage Expenses

Voyage expenses were $5.4 million in the nine months ended September 30, 2007, representing an increase of $1.8 million, or 50.0%, from $3.6 million in the nine months ended September 30, 2006. Commissions charged by related and third parties, which form part of the voyage expenses, amounted to $5.0 million in the nine months ended September 30, 2007, an increase of $1.6 million, or 47.1%, compared to $3.4 million in the nine months ended September 30, 2006.  The increase in voyage expenses was primarily due to commissions paid to our manager of $1.4 million for the seven vessels we acquired or sold during the nine months ended September 30, 2007 compared to $0.2 million of such sale and purchase commissions during the nine months ended September 30, 2006, as well as increased revenues on which we paid commissions for the nine months ended September 30, 2007. In addition, other voyage expenses such as port and canal charges, bunker expenses and address commissions, increased by $0.3 million in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006.

Vessel Operating Expenses

 Vessel operating expenses increased 20.7%, or $8.0 million, to $46.6 million in the nine months ended September 30, 2007, from $38.6 million in the nine months ended September 30, 2006.  Approximately $6.7 million of the increase was due to the 21.1% increase in the average number of containerships in our fleet by 5.4 vessels in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, and approximately $1.3 million of the increase was due to a general increase in running costs experienced by the industry, more specifically with respect to lubricant oil costs, maintenance costs and seafarers wages.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred drydocking and special survey costs increased 51.7%, or $1.5 million, to $4.4 million in the nine months ended September 30, 2007, from $2.9 million in the nine months ended September 30, 2006.  This increase was primarily a result of more drydockings in 2007 which were amortized during the nine months ended September 30, 2007 as compared to the same period of 2006.

Depreciation

                Depreciation expense increased 52.4%, or $10.0 million, to $29.1 million in the nine months ended September 30, 2007 from $19.1 million in the nine months ended September 30, 2006. This increase was primarily due to the increase in the average number of vessels in our fleet, as well as the higher cost of the new vessels compared to vessels sold. This amounted to a $10.5 million increase in the depreciation expense, which was offset, in part, by a $0.5 million impact from our revision of the assumed scrap value, to $300 per ton effective since July 1, 2007, for all of the vessels in our fleet, which takes into consideration the appreciation of steel prices during the last few years.

General and Administrative Expenses

General and administrative expenses increased 65.9%, or $2.9 million, to $7.3 million in the nine months ended September 30, 2007 from $4.4 million in the nine months ended September 30, 2006.  The increase was primarily a result of public company related expenses, which were not applicable in the nine months ended September 30, 2006.  Such expenses, including audit fees, legal fees, director and officer remuneration, stock exchange fees and director and officer insurance premiums, were $2.2 million during the nine months ended September 30, 2007. In addition, the technical management fees paid to our Manager in respect of the management of our vessels increased by $0.2 million to $0.7 million due to the increase in the average number of vessels in our fleet in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006.

Interest Expense, Interest Income, and Other Finance (Costs) Income, Net

Interest expense decreased $3.8 million, or 20.8%, to $14.5 million in the nine months ended September 30, 2007, from $18.3 million in the nine months ended September 30, 2006. The decrease in interest expense was primarily due to a $46 million decrease in the average indebtedness, on which interest was charged, and a 0.62% decrease in the weighted average effective interest rate to which our indebtedness, on which interest was charged, was subject to in each case for the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. In addition, the financing of our extensive new-building program resulted in capitalizing $15.7 million of interest for the nine months ended September 30, 2007, as opposed to $5.9 million of capitalized interest for the nine months ended September 30, 2006. Interest income was $3.7 million for the nine months ended September 30, 2007, an increase of $1.2 million, from $2.5 million for the nine months ended September 30, 2006. The increase in interest income was primarily due to the increased average bank deposits on which we earned interest and an increase in the average US dollar LIBOR interest rates.

Other finance income (costs), net, increased $4.1 million, to a cost of $1.6 million in the nine months ended September 30, 2007, from an income of $2.5 million in the nine months ended September 30, 2006. The change in other finance income (costs), net, was mainly due to foreign exchange rate fluctuations between the pound sterling and the U.S. dollar in connection with the leasing arrangements for the CSCL Europe, the CSCL America, the

Maersk Derby, the Vancouver Express, the CSCL Pusan and the CSCL Le Havre, as well as the agreements which we entered into with HSH Nordbank on November 14, 2006 and with The Royal Bank of Scotland on February 20, 2007, for revolving credit facilities of up to $700 million each, which resulted in higher finance fees in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006.

Other Income (Expense), Net

Other income (expense), net experienced a $12.6 million smaller loss with an expense of $4.5 million in the nine months ended September 30, 2007 compared to an expense of $17.1 million in the nine months ended September 30, 2006. The smaller loss was primarily attributable to the absence in the 2007 period of an expense of approximately $(13) million recognized during the nine months ended September 30, 2006 related to the expected increase in the put option price we expected to pay under the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby, the Vancouver Express, the CSCL Pusan and the CSCL Le Havre, if the put option is exercised 6-1/2 years into the lease terms, as a result of a change in the United Kingdom tax legislation enacted in 2006.

Discontinued Operations

Net income from discontinued operations increased $63.5 million, or 221.3%, to $92.2 million in the nine months ended September 30, 2007 from $28.7 million in the nine months ended September 30, 2006, primarily reflecting the gain of $88.6 million on the sale of six drybulk carriers during the nine months ended September 30, 2007 compared to the sale of one drybulk carrier during the same period of 2006 with a gain of $15.0 million.  As discussed in Note 15 to our consolidated financial statements included elsewhere in this report, we have determined that our Drybulk Business should be reflected as discontinued operations.

Liquidity and Capital Resources

Historically, our principal source of funds has been equity provided by our stockholders, operating cash flows, long-term bank borrowings and, more recently, proceeds from our initial public offering in October 2006.  Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards and environmental laws and regulations and to fund working capital requirements.

Our primary short-term liquidity needs are to fund our vessel operating expenses. Our medium-term liquidity needs primarily relate to the purchase of the 31 additional containerships for which we had contracted as of the date of this report.  As of September 30, 2007, we were obligated to pay installments of the purchase prices for these vessels, and one other vessel delivered to us in November 2007, aggregating $2.8 billion from time to time until the delivery of the final contracted vessel in 2011.  Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector and debt repayment.  We anticipate that our primary sources of funds will be cash from our credit facilities and the proceeds from the sale of the APL Belgium, and cash from operations, debt and, possibly, equity financings.  We believe that, without any additional credit facilities or other financings, these sources of funds will be sufficient to meet our liquidity needs through 2008 since our contracted revenue together with our senior revolving credit facility with RBS and our senior revolving credit facility with Aegean Baltic Bank and HSH Nordbank should be sufficient to meet our currently projected liquidity needs for that period.

We intend to finance a portion of the acquisition of each of the 31 vessels for which had contracted as of the date of this report with borrowings under our senior secured credit facilities with RBS and with Aegean Baltic Bank and HSH Nordbank, as well as cash from operations.  We also borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under a credit facility with Seasonal Maritime Corporation, dated August 14, 2006, to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006.  In addition, we borrowed an aggregate amount of $25.0 million under another credit facility with Seasonal Maritime Corporation, dated September 25, 2006, to finance installment payments on the HN 1670, the HN 1671, the HN 1672 and the HN 1673, made on September 28, 2006.  We repaid the entire amount outstanding under these loans on December 28, 2006 with borrowings made under our Aegean Baltic-HSH Nordbank credit facility.

In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million.  We used the proceeds from this sale to fund contracted vessel acquisitions.  We received payment of 10% of the aggregate sale price of the six drybulk vessels upon entering into the sales agreements, the remaining 90% of the sale price was paid to us upon delivery of each vessel to the purchaser upon expiration of the vessel’s then-existing charter.  We delivered all six of these vessels to the purchaser upon expiration of their charters during the nine months ended September 30, 2007, after which we account for the drybulk carriers we have owned since 2002 as discontinued operations.

The following table summarizes the cash flows from our continuing operations and our discontinued operations for each of the nine months ended September 30, 2006 and 2007:

	Combined Containership and Drybulk Carrier Fleet		Discontinued Operations		Continuing Operations
	Nine months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2006	2007	2006	2007	2006	2007
			(In thousands)
Net cash provided by operating activities	$106,914	$114,387	$17,616	$4,598	$89,298	$109,789
Net cash provided by/(used in) investing Activities	(180,031)	(199,577)	26,798	142,301	(206,829)	(341,878)
Net cash provided by/(used in) financing activities*	67,867	117,637	(44,414)	(146,899)	112,281	264,536

*  Financing items in this line include deemed transactions or movements between vessel-owning subsidiaries and the parent company resulting from centralized treasury operations.

We believe that the sale of the drybulk carrier fleet and the subsequent loss of the net cash from operating activities attributed to it will be partially offset by cash flows from the eight containerships we have added to our fleet since the disposal of the drybulk carrier fleet.

Net cash from investing activities attributed to the discontinued operations was $26.8 million during the nine months ended September 30, 2006, representing the sale proceeds from the sale of one of our drybulk carriers, the Sofia III. Net cash used in financing activities attributed to the drybulk carrier fleet reflects payments of long-term debt, offset in part by funds provided by borrowings under our credit facilities that were attributable to the drybulk carriers as well as cash distributions from our drybulk carrier-owning subsidiaries attributable to activities other than operating activities, during the nine months ended September 30, 2006 and the nine months ended September 30, 2007.

We delivered the APL England, the APL Scotland and the APL Holland, each a 5,506 TEU containership, to APL-NOL pursuant to the terms of purchase options contained in the charters for these vessels in March 2007, June 2007 and August 2007, respectively, each for $44.0 million.  In June 2007, APL-NOL also exercised its option to purchase the APL Belgium, a 5,506 TEU containership, from us for $44.0 million upon expiration of its current charter in January 2008.

Under our multi-year charters as of September 30, 2007, we had contracted revenues of $70 million for the fourth quarter of 2007, $264 million for 2008 and $298 million for 2009 and, thereafter, $5.85 billion.

We intend to pay a quarterly dividend of $0.465 per share, or $1.86 per share per year.  We paid our first quarterly dividends as a public company of $0.44 per share on February 14, 2007, May, 18, 2007 and August 17, 2007 and paid a cash dividend of $0.465 per share on November 16, 2007.  Our dividend policy will impact our future liquidity needs, however, we currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors.  Payments of dividends are subject to the discretion of our board of directors and restrictions under Marshall Islands law and the terms of our credit facilities.

We paid no dividends in 2006.  In 2005, prior to our initial public offering, we paid dividends of $244.6 million to our stockholders from our retained earnings.

As of September 30, 2007, we had over $750 million of undrawn availability under our credit facilities.

Cash Flows

The discussion of our cash flows below includes cash flows attributable to both our containership fleet and the discontinued operations of the drybulk carriers for the periods discussed below, which is consistent with the presentation of our consolidated statement of cash flows included elsewhere in this report.

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased 7.0%, or $7.5 million, to $114.4 million in the nine months ended September 30, 2007, compared to $106.9 million for the nine months ended September 30, 2006, which resulted primarily due to the increase in the average number of containerships in our fleet generating more revenues, offset in part by the reduced revenues generated by the fewer days the drybulk carriers sold in 2007 were operated during the nine months ended September 30, 2007 compared to the same period in 2006.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $(199.6) million in the nine months ended September 30, 2007 compared to $(180.0) million in the nine months ended September 30, 2006.  The difference between the nine months ended September 30, 2006 and the nine months ended September 30, 2007 primarily reflects the $268.6 million increase in the aggregate purchase price paid for the acquisition of secondhand containerships and newbuilding containership orders during the nine months ended September 30, 2007, offset in part by a $249.0 million increase in proceeds from the sale of vessels in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows provided by financing activities increased 73.2%, or $49.7 million, to $117.6 million in the nine months ended September 30, 2007 from net cash provided by financing activities of $67.9 million in the nine months ended September 30, 2006. The difference between the nine months ended September 30, 2006 and 2007 results primarily reflect cash provided by $153.5 million in additional borrowings in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, offset in part by the $72.0 million we paid in cash dividends on our common stock in 2007, while we paid no dividends in 2006, and the $32.5 million increase in the amount of cash classified as restricted pursuant to the terms of our credit facilities.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities:

Lender(1)	Remaining Available Principal Amount	Outstanding Principal Amount(1)	Interest Rate	Maturity	Remaining Repayment Installments
HSH NORDBANK(2)	—	$46.0 million	LIBOR + 0.775%	Due March 2014	26 quarterly installments: $1.0 million Balloon: $20.0 million
KEXIM(3)	—	$93.7 million	FIXED at 5.0125%	Due November 2016	35 quarterly installments: $2.6 million Plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.
KEXIM-FORTIS(4)	—	$135.6 million	FIXED at 5.02%	Due October 2018 and January 2019	22 semi-annual installments of $5.6 million Plus installments of $2.14 million and $0.8 million plus a balloon payment of $9.0 million payable in October 2018 and January 2019, respectively.
AEGEAN BALTIC BANK-HSH NORDBANK(5)	$200.0 million	$500.0 million	LIBOR + 0.70%	Due November 14, 2011

Concerns a loan facility of up to $700.0 million advanced to our vessel owning subsidiaries in order to partially finance the construction of the new vessels and the repayment of an old loan facility. This revolving credit facility shall be non-amortizing for the first five years and the repayment schedule as well as the balloon will be determined based upon, the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the fifth year (i.e., November 14, 2011.)

THE ROYAL BANK OF SCOTLAND(6)	$593.0 million	$107.0 million	LIBOR + 0.75%	Due in 2022

Concerns a loan facility of up to $700.0 million advanced to our vessel owning subsidiaries in order to partially finance the construction of the new vessels and the repayment of previously existing facility. This revolving credit facility shall be non-amortizing until the end of the fifth year (i.e., February 20, 2012.)

The following vessels in our fleet were, as of September 30, 2007, unencumbered: the Pacific Bridge and the Eagle Express.

(1)             As of September 30, 2007.

(2)             Our credit facility with HSH Nordbank AG was, as of September 30, 2007, collateralized by mortgages and other security relating to the Vancouver Express and the Maersk Derby.

(3)             Our KEXIM credit facility was, as of September 30, 2007, collateralized by mortgages and other security relating to the CSCL Europe and the CSCL America.

(4)             Our KEXIM-FORTIS credit facility was, as of September 30, 2007, collateralized by mortgages and other security relating to the CSCL Pusan and the CSCL Le Havre.

(5)             Our credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG was, as of September 30, 2007, collateralized by mortgages and other security relating to the APL Belgium, the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the CMA CGM Passiflore, the Hyundai Commodore, the Hyundai Duke, the CMA CGM Vanille, the Maersk Marathon, the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Norasia Hamburg, the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance and the Hyundai Stride.

(6)             Our credit facility with RBS was, as of September 30, 2007, collateralized by mortgages and other security relating to the SA Helderberg, SA Winterberg, SA Sederberg, Maersk Constantia, MOL Confidence, YM Colombo and YM Seattle.

Our credit facilities contain financial covenants requiring us to:

•       maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•       ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times;

•       maintain adjusted stockholders’ equity in excess of 30.0% of our total market value adjusted assets;

•       ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged under the relevant credit facility;

•       ensure that our total liabilities (after deducting cash and cash equivalents), will be no more than 70.0% of the our total market value adjusted assets;

•       maintain at least $30.0 million in cash or cash equivalents; and

•       maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

As of September 30, 2007, we were in compliance with each of these financial ratio requirements and financial covenants.

Interest Rate Swaps

In connection with certain of our credit facilities under which we pay a fixed rate of interest, we entered into interest rate swap agreements designed to decrease our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. We have recognized these derivative instruments on the balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps is performed on a quarterly basis, on the financial statement and earnings reporting dates. Prior to June 15, 2006, we recognized changes in the fair value of the interest rate swaps in current period earnings as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature described below because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

Set forth below is a table of our interest rate swap arrangements as of December 31, 2006 and September 30, 2007 (in thousands).

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Danaos pays		Danaos receives		Fair Value Dec 31, 2006	Fair Value September 30, 2007
CITI	4/17/2007	4/17/2008	4/17/2015	$200,000	5.124%	p.a.	USD LIBOR 3M BBA		—	$(2,582)
CITI	4/20/2007	4/20/2010	4/20/2015	$200,000	5.1775%	p.a.	USD LIBOR 3M BBA		—	(166)
HSH Nordbank	6/12/2006	8/12/2006	8/12/2009	$200,000	4.739%	p.a.	USD LIBOR 3M BBA		1,292	(892)
HSH Nordbank	6/12/2006	8/12/2006	8/12/2014	$400,000	4.855%	p.a.	USD LIBOR 3M BBA		2,872	3,784
RBS	3/9/2007	3/15/2010	3/15/2015	$200,000	5.07%	p.a.	USD LIBOR 3M BBA		—	556
RBS	3/16/2007	3/20/2009	3/20/2014	$200,000	4.922%	p.a.	USD LIBOR 3M BBA		—	117
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855%	p.a.	USD LIBOR 3M BBA		482	32
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875%	p.a.	USD LIBOR 3M BBA		401	(53)
RBS	1/12/2006	11/28/2008	11/28/2013	$100,000	4.78%	p.a.	USD LIBOR 3M BBA		786	351
RBS	9/13/2007	10/31/2007	10/31/2012	$500,000	4.7450%	p.a.	USD LIBOR 3M BBA		—	(879)
RBS	9/13/2007	9/15/2009	9/15/2014	$200,000	4.9775%	p.a.	USD LIBOR 3M BBA		—	532
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	USD LIBOR 3M BBA +0.835%	p.a.	5.0125%	p.a.	(1,772)	(1,174)
RBS	11/15/2004	11/17/2004	2/11/2016	$62,342	USD LIBOR 3M BBA +0.855%	p.a.	5.0125%	p.a.	(1,889)	(1,277)
Total fair value									$2,172	$(1,651)

Recent Developments

                On October 2, 2007, the Hyundai Future, a 2,200 TEU containership built in 1997, was delivered to us. This vessel has been deployed on a 10-year charter with Hyundai Merchant Marine. On October 9, 2007, the Norasia Atria, a 4,300 TEU containership built in 2004, was delivered to us.  This vessel has been deployed on a 12-year charter with Yang Ming Group.  On October 15, 2007, the Hyundai Sprinter, a 2,200 TEU containership built in 1997, was delivered to us. This vessel has been deployed on a 10-year charter with Hyundai Merchant Marine.

                On October 5, 2007, we entered into a restructuring of the leasing arrangements we had in place with a subsidiary of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, Allco Finance UK Limited, a U.K.-based financing company, and Allocean Maritime Limited, or AML, a U.K.-based ship financing company, with respect to six containerships in our current fleet, the CSCL Europe, the MSC Baltic (ex CSCL America), the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561).  As part of this restructuring, we now directly charter in these vessels from the limited partnership formed by a Lloyds Bank subsidiary (which provides the financing) and the Allco companies that have purchased each of these vessels, and not from AML, which is no longer part of the structure. The term of these leasing arrangements has been uniformly set to expire at seven years for all vessels, expiring on October 5, 2014. We pay a fixed rate, which during the seven years of the leasing arrangements is a nominal amount, to charter-in these vessels from the limited partnership formed by a Lloyds Bank subsidiary and we, in turn, are entitled to retain all of the charter revenue we earn from sub-chartering these vessels to our liner company customers.  Under the terms of these revised leasing arrangements, we have the option to purchase the vessels at any time during the seven year period.  We have operational control over these six vessels. We consider each of the vessels subject to these leasing arrangements to be an asset for our financial reporting purposes, and each vessel is reflected as such in our consolidated financial statements.

                On October 22, 2007, our Board of Directors declared a cash dividend of $0.465 per share payable on November 16, 2007 to holders of record of our common stock on November 2, 2007.

Off-Balance Sheet Arrangements

We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safeharbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheets as of December 31, 2006 and September 30, 2007 (unaudited)	F-2

Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2006 and 2007 (unaudited)	F-3

Consolidated Statements of Cash Flows for Nine Months Ended September 30, 2006 and 2007 (unaudited)	F-4

Notes to the Consolidated Financial Statements	F-5

DANAOS CORPORATION

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share and per share amounts)

		December 31, 2006	September 30, 2007
	Notes		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$43,075	$75,522
Restricted cash	3	2,493	34,303
Accounts receivable, net		2,170	1,273
Inventories		3,772	5,074
Prepaid expenses		1,338	757
Due from related parties		2,863	8,788
Other current assets		3,989	6,660
Total current assets		59,700	132,377

NON-CURRENT ASSETS
Fixed assets, net	4	$1,016,608	$1,027,200
Advances for vessel acquisitions		12,350	12,375
Advances for vessels under construction	5	193,016	441,263
Deferred charges, net	6	9,399	10,746
Other assets	8a,9	6,117	1,154
Total non-current assets		1,237,490	1,492,738
Total assets		$1,297,190	$1,625,115

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable		$9,652	$9,662
Accrued liabilities		5,093	2,965
Long-term debt, current portion	7	22,760	25,619
Unearned revenue		6,743	4,639
Other current liabilities	10a	1,466	1,504
Total current liabilities		45,714	44,389

LONG-TERM LIABILITIES
Long-term debt, net of current portion	7	$639,556	$859,733
Unearned revenue, net of current portion		10,514	8,868
Other liabilities	8b,10b	35,554	52,550
Total long-term liabilities		685,624	921,151
Total liabilities		$731,338	$965,540

Commitments and Contingencies	11	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (5,000,000 preferred shares, par value $.01, authorized and not issued)		—	—
Common stock (200,000,000 common shares, par value $.01, authorized and 54,557,500 common shares, par value $.01 issued and outstanding as of December 31,2006 and September 30, 2007)	13	546	546

Additional paid-in capital		288,530	288,530
Other comprehensive income	8a	3,941	(942)
Retained earnings		272,835	371,441
Total stockholders’ equity		565,852	659,575
Total liabilities and stockholders’ equity		$1,297,190	$1,625,115

The accompanying notes are an integral part of these condensed financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF INCOME

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2006	2007	2006	2007
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)

OPERATING REVENUES		$51,527	$62,643	$147,429	$187,510

OPERATING EXPENSES:
Voyage expenses		(1,161)	(2,030)	(3,570)	(5,393)
Vessel operating expenses		(13,291)	(15,543)	(38,578)	(46,631)
Depreciation	4	(6,909)	(9,530)	(19,115)	(29,077)
Amortization of deferred drydocking and special survey costs	6	(1,039)	(1,600)	(2,880)	(4,438)
Bad debt expense		(6)	—	(144)	—
General and administration expenses		(1,486)	(2,450)	(4,379)	(7,260)
Gain/(loss) on sale of vessels	12	—	(51)	—	(286)
Income From Operations		27,635	31,439	78,763	94,425

OTHER INCOME (EXPENSE):
Interest income		449	1,118	2,536	3,677
Interest expense		(6,430)	(4,847)	(18,293)	(14,538)
Other finance (costs) income , net		(89)	(689)	2,453	(1,586)
Other income (expenses), net		(740)	(1,568)	(17,070)	(4,527)
Gain/(Loss) on fair value of derivatives		(272)	41	(6,603)	997
Total Other Income (Expenses), net		(7,082)	(5,945)	(36,977)	(15,977)

Net Income from continuing operations		$20,553	$25,494	$41,786	$78,448
Net Income from discontinued operations		$5,587	$(3)	$28,734	$92,174
Net Income		$26,140	$25,491	$70,520	$170,622

EARNINGS PER SHARE
Basic and diluted net income per share (from continuing operations)		$0.46	$0.47	$0.94	$1.44
Basic and diluted net income per share (from discontinued operations)		$0.13	$0.00	$0.65	$1.69
Basic and diluted weighted average number of shares		44,308	54,558	44,308	54,558
EARNINGS PER SHARE
Basic and diluted net income per share		$0.59	$0.47	$1.59	$3.13
Basic and diluted weighted average number of shares		44,308	54,558	44,308	54,558

The accompanying notes are an integral part of these condensed financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	Nine months ended September 30,
	2006	2007
	(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net income	$70,520	$170,622

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	22,023	29,548
Amortization of deferred drydocking and special survey costs	3,861	4,540
Written off amount of drydocking/special survey	385	160
Written off amount of finance costs	—	284
Amortization of finance costs	118	124
Payments for drydocking/special survey	(7,025)	(6,071)
Loss/(Gain) on sale of vessels	(14,954)	(88,349)
Change in fair value of derivative instruments	5,949	(1,046)

(Increase)/Decrease in:
Accounts receivable	(2,647)	897
Inventories	(119)	(1,302)
Prepaid expenses	(497)	581
Net investment in finance lease	860	—
Due from related parties	(2,799)	(5,925)
Other assets, short and long-term	(1,716)	(2,740)

Increase/(Decrease) in:
Accounts payable	2,489	10
Accrued liabilities	2,011	(2,128)
Unearned revenue (including long-term)	(3)	(3,750)
Other liabilities, short and long term	28,458	18,932
Net Cash provided by Operating Activities	106,914	114,387

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessel acquisitions	(40,647)	(227,098)
Vessels under construction	(166,182)	(248,247)
Proceeds from sale of vessels	26,798	275,768
Net Cash used in Investing Activities	(180,031)	(199,577)

Cash Flows from Financing Activities:
Proceeds from long-term debt	7,704	541,177
Proceeds from related party loans	130,375	—
Payments of long-term debt	(38,848)	(318,844)
Payments of related party loans	(30,375)	—
Dividends paid	—	(72,016)
Deferred finance costs	(338)	(870)
Deferred public offering costs	(1,360)	—
Decrease/(increase) of restricted cash	709	(31,810)
Net Cash provided by Financing Activities	67,867	117,637

Net (Decrease)/Increase in Cash and Cash Equivalents	(5,250)	32,447
Cash and Cash Equivalents, Beginning of Period	38,000	43,075
Cash and Cash Equivalents, End of Period	$32,750	$75,522

Supplementary Cash Flow information
Non-cash capitalized interest on vessels under construction	5,472	—
Non-cash lease liability related to vessel acquisition	14,416	—

The accompanying notes are an integral part of these condensed financial statements.

1              Basis of Presentation and General Information

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar. In management’s opinion, the financial statements reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below.  Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005.  In connection with the redomiciliation, the Company changed its name to Danaos Corporation.  On October 14, 2005 the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation.  Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increases to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. See note 13 for additional information regarding stockholders’ equity.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s vessels operate worldwide, carrying containers for many of the world’s leading charterers. The Company manages its operations from its offices in Piraeus, Greece.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships (see note 2) that are under the exclusive management of a related party of the Company.

The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of September 30, 2007, Danaos included the vessel owning (including vessels under contract and/or construction) companies (the “Danaos Subsidiaries”) listed below:

Company	Date of Incorporation	Vessel Name	Vessel Type	Year Built	TEU
Deleas Shipping Ltd.	July 28, 1987	Pacific Bridge	Container	1984	2,130
Seasenator Shipping Ltd.	June 7, 1996	Norasia Hamburg	Container	1989	3,908
Seacaravel Shipping Ltd.	June 7, 1996	YM Yantian	Container	1989	3,908
Peninsula Maritime Inc.	June 10, 1997	Eagle Express	Container	1978	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	Container	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	Container	1990	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	Container	1991	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	Container	1998	3,129
Tyron Enterprises S.A.	January 26, 1999	CMA CGM Passiflore	Container	1986	3,039
Independence Navigation Inc.	October 9, 2002	CMA CGM Vanille	Container	1986	3,045
Lato Shipping (Private) Ltd.	February 16, 2001	APL Belgium	Container	2002	5,506
Victory Shipholding Inc.	October 9, 2002	CMA CGM Lotus	Container	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	Container	1992	4,651
Commodore Marine Inc.	April 14, 2003	Hyundai Commodore	Container	1992	4,651
Helderberg Maritime Inc.	June 11, 2003	S.A. Helderberg	Container	1977	3,101
Sederberg Maritime Inc.	June 11, 2003	S.A. Sederberg	Container	1978	3,101
Winterberg Maritime Inc.	June 11, 2003	S.A. Winterberg	Container	1978	3,101
Constantia Maritime Inc.	June 11, 2003	Maersk Constantia	Container	1978	3,101
Containers Services Inc.	May 30, 2002	Vancouver Express	Container	2004	4,253

Company	Date of Incorporation	Vessel Name	Vessel Type	Year Built	TEU
Containers Lines Inc.	May 30, 2002	Maersk Derby	Container	2004	4,253
Oceanew Shipping Ltd.	January 3, 2002	CSCL Europe	Container	2004	8,468
Oceanprize Navigation Ltd.	January 20, 2003	MSC Baltic	Container	2004	8,468
Federal Marine Inc.	February 14,2006	MOL Confidence	Container	1994	4,651
Karlita Shipping Co. Ltd.	February 21, 2003	CSCL Pusan	Container	2006	9,580
Ramona Marine Co. Ltd.	February 21, 2003	CSCL Le Havre	Container	2006	9,580
Boxcarrier (No 6) Corp.	June 27, 2006	Maersk Marathon	Container	1991	4,814
Boxcarrier (No 7) Corp.	June 27, 2006	Maersk Messologi	Container	1991	4,814
Boxcarrier (No 8) Corp	November 16, 2006	Maersk Mytilini	Container	1991	4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	Container	2004	4,300
Seacarriers Services Inc.	September 10, 2007	YM Seattle	Container	2007	4,253
Speedcarrier (No 1) Corp.	July 23, 2007	Hyundai Vladivostok	Container	1997	2,200
Speedcarrier (No 2) Corp.	August 20, 2007	Hyundai Advance	Container	1997	2,200
Speedcarrier (No 3) Corp.	September 5, 2007	Hyundai Stride	Container	1997	2,200

Vessels under contract
Speedcarrier (No 5) Corp.	July 9, 2007	Hyundai Future	Container	1997**	2,200
Speedcarrier (No 4) Corp.	July 9, 2007	Hyundai Sprinter	Container	1997**	2,200
Wellington Marine Inc.	January 27, 2005	Norasia Atria	Container	2004**	4,300

Vessels under construction
Seacarriers Lines Inc.	June 28, 2005	Hull No. 1640	Container	2007*	4,253
Bayview Shipping Inc.	March 22, 2006	Hull No. 1670	Container	2008*	4,253
Channelview Marine Inc.	March 22, 2006	Hull No. 1671	Container	2008*	4,253
Balticsea Marine Inc.	March 22, 2006	Hull No. 1672	Container	2008*	4,253
Continent Marine Inc	March 22, 2006	Hull No. 1673	Container	2008*	4,253
Medsea Marine Inc	May 8, 2006	Hull No. 1698	Container	2009*	4,253
Blacksea Marine Inc	May 8, 2006	Hull No. 1699	Container	2009*	4,253
Boxcarrier (No 1) Corp.	June 27, 2006	Hull No. S4001	Container	2009*	6,500
Boxcarrier (No 2) Corp.	June 27, 2006	Hull No. S4002	Container	2009*	6,500
Boxcarrier (No 3) Corp.	June 27, 2006	Hull No. S4003	Container	2009*	6,500
Boxcarrier (No 4) Corp.	June 27, 2006	Hull No. S4004	Container	2009*	6,500
Boxcarrier (No 5) Corp.	June 27, 2006	Hull No. S4005	Container	2009*	6,500
Teucarrier (No 1) Corp.	January 31,2007	Hull No. Z00001	Container	2010*	8,530
Teucarrier (No 2) Corp.	January 31,2007	Hull No. Z00002	Container	2010*	8,530
Teucarrier (No 3) Corp.	January 31,2007	Hull No. Z00003	Container	2010*	8,530
Teucarrier (No 4) Corp.	January 31,2007	Hull No. Z00004	Container	2010*	8,530
Expresscarrier (No 1) Corp.	March 5, 2007	Hull No. N-214	Container	2009*	6,500
Expresscarrier (No 2) Corp.	March 5, 2007	Hull No. N-215	Container	2010*	6,500
Expresscarrier (No 3) Corp.	March 5, 2007	Hull No. N-216	Container	2010*	6,500
Expresscarrier (No 4) Corp.	March 5, 2007	Hull No. N-217	Container	2010*	6,500
Expresscarrier (No 5) Corp.	March 5, 2007	Hull No. N-218	Container	2010*	6,500
CellContainer(No 1) Corp.	March 23, 2007	Hull No. N-219	Container	2009*	3,400
CellContainer(No 2) Corp.	March 23, 2007	Hull No. N-220	Container	2010*	3,400
CellContainer(No 3) Corp.	March 23, 2007	Hull No. N-221	Container	2010*	3,400
CellContainer(No 4) Corp.	March 23, 2007	Hull No. N-222	Container	2010*	3,400
CellContainer(No 5) Corp.	March 23, 2007	Hull No. N-223	Container	2010*	3,400
Teucarrier (No.5) Corp.	September 19, 2007	Hull No. H1022A	Container	2011*	8,530
Megacarrier (No.1) Corp.	September 10, 2007	Hull No. S-456	Container	2011*	12,600
Megacarrier (No.2) Corp.	September 10, 2007	Hull No. S-457	Container	2011*	12,600
Megacarrier (No.3) Corp.	September 10, 2007	Hull No. S-458	Container	2011*	12,600
Megacarrier (No.4) Corp.	September 10, 2007	Hull No. S-459	Container	2011*	12,600
Megacarrier (No.5) Corp.	September 10, 2007	Hull No. S-460	Container	2011*	12,600

*Estimated completion date

**Scheduled to be delivered to the Company in October 2007

2              Significant Accounting Policies

Principles of Consolidation:  The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.  The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) if it determines that it is the primary beneficiary.  The Company does not have any variable interest entities. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

Use of Estimates:  The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards, “Statement of Comprehensive Income” (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity.

Foreign Currency Translation: The functional currency of the Company is the U.S. dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transaction. On the balance sheet dates, monetary assets and liabilities denominated in other currencies are translated to reflect the current exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents: Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturity of three months or less which are not restricted for use or withdrawal.

Restricted Cash: Cash restricted accounts include retention and restricted deposit accounts. Certain of the Company’s loan agreements require the Company to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account.

Accounts Receivable: The amount shown as Accounts Receivable at each balance sheet date includes estimated recoveries from charterers for hire and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Bad debts are written off in the year in which they are identified.

Insurance:  Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the FASB Statement of Financial Accounting Standards (“SFAS”) 5, “Accounting for Contingencies,” based on the Company’s historical experience and the historical experience of the shipping industry.

Prepaid Expenses and Inventories: Prepaid expenses consist mainly of insurance expenses and inventories, which consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at the lower of market value or cost as determined using the weighted average method.

Financing Costs: Fees incurred for obtaining new loans are deferred and amortized over the loans’ respective repayment periods using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made subject to the provisions of EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instrument,” regarding debt extinguishment and EITF 98-14 “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”.

Vessels’ Cost: Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these expenditures are charged to expenses as incurred. Financing costs incurred during the construction period of the vessels are included in vessels’ cost.

Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise these are treated as purchase of assets. Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Company has acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets. Certain vessels in the Company’s fleet that were purchased in the secondhand market were acquired with existing charters. The company has recognized a liability for a below —market charter attached to a vessel acquired in 2006.

Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives after considering the estimated residual value. Management has estimated the useful life of the Company’s vessels to be 30 years from the year built.

Accounting for Special Survey and Drydocking Costs: The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. The amortization periods reflect the estimated useful economic life of the deferred charge, which is the period between each special survey and drydocking.

Impairment of Long-lived Assets: SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS 144 as of January 1, 2002. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. No events or changes in circumstances have occurred in the periods presented that would lead to a review for impairment.

Pension and Retirement Benefit Obligations-Crew: The crew on board the companies’ vessels serve in such capacity under short-term contracts (usually up to nine months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

Accounting for Revenue and Expenses: Revenues and expenses are recognized on a straight-line basis and on an accrual basis. Revenues are generated from bareboat hire and time charters. Bareboat hire revenues are recorded over the term of the hire on a straight-line basis. Time charter revenues are recorded over the term of the charter as service is provided. Unearned revenue includes revenue received in advance.

General and Administrative Expenses: General and administrative expenses include management fees paid to the vessels’ manager, as well as public company expenses, including audit fees, legal fees, board remuneration, director’s & officers insurance and stock exchange fees.

Repairs and Maintenance: All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s stockholders.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues. The Company does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for different types of charters, management cannot and does not identify expenses, profitability or other financial information for different charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

Derivative Instruments: The Company enters into interest rate swap contracts and forward exchange rate contracts to create economic hedges for its interest rate risks and its exposure to currency exchange risk on certain foreign currency receivables. When such derivatives do not qualify for hedge accounting under SFAS 133, “Accounting for Derivative Instruments and

Hedging Activities”, the Company presents these financial instruments at their fair value, and recognizes the fair value changes thereto in the income statement. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income.

Earnings Per Share: The Company has presented net income per share for all periods presented based on the number of outstanding shares of common stock of Danaos Corporation at the reported periods. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

Recent Accounting Pronouncements:

The recent accounting pronouncements are the following:

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for The Company for fiscal years beginning after November 15, 2007 or interim periods within those fiscal years. Earlier application is encouraged, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”. The adoption of this policy is not expected to have a material effect on the consolidated financial statements.

3                                         Restricted Cash

Restricted cash is comprised as follows:

	Retention	Restricted Deposits		Total
December 31, 2006	$2,493	—		$2,493

September 30, 2007	$28	$34,275	*	$34,303

*This amount represents cash collateral placed in a restricted account, pursuant to a guarantee facility agreement the company entered into amounting to $148 million. The restricted cash amount will be reduced accordingly so as to always represent 25% of the outstanding / guaranteed amount. Restricted cash is $33.9 million in the period ended September 30, 2007 and $0.4 million is the interest income of the collateralized account.

4                                         Vessels

Vessels’ cost and accumulated depreciation and changes thereto are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value (b)
January 1, 2006	$822,739	$(168,517)	$654,222
Additions from continuing operations	405,341	(27,304)	378,037
Additions from discontinued operations	—	(3,807)	(3,807)
Disposals from discontinued operations	(14,225)	2,381	(11,844)
December 31, 2006	$1,213,855	$(197,247)	$1,016,608
Additions from continuing operations	227,073	(29,077)	197,996
Additions from discontinued operations	—	(471)	(471)
Disposals from continuing operations	(167,791)	34,277	(133,514)
Disposals from discontinued operations	(70,246)	16,827	(53,419)
September 30, 2007	$1,202,891	$(175,691)	$1,027,200

(a)   Vessels with a cost of $419.6 million and net book value of $393.7 million on September 30, 2007 are subject to certain leasing arrangements.

(b)   Includes one container vessel with a net book value of $43.7 million at September 30, 2007, for which the charterer has exercised the option to purchase the vessel in January 2008, for $44.0 million. See also note 4l.

(c)   On March 12, 2007, the Company acquired a 4,300 TEU vessel M/V YM Colombo, built in 2004 for $61.75 million. From May 2007 the vessel commenced its 12 year charter with Yang Ming Group at a daily rate of $27,800 per day for the first four years and at a daily rate of $26,300 for the remaining period.

(d)   On January 8, 2007, the Company delivered M/V Alexandra I, a bulk carrier built in 1994 with DWT 69,090 resulting on a net gain of US$ 15.6 million approximately. The outstanding loan on the vessel was fully repaid on February 21, 2007.

(e)   On January 10, 2007, the Company delivered M/V Fivos, a bulk carrier built in 1994 with DWT 69,659 resulting on a net gain of US $15.5 million approximately. The outstanding loan on the vessel was fully repaid on February 21, 2007.

(f)    On January 30, 2007, the Company delivered M/V Dimitris C, a bulk carrier built in 1994 with DWT 43,814 resulting on a net gain of US $13.8 million approximately. The outstanding loan on the vessel was fully repaid on February 21, 2007.

(g)   On February 27, 2007, the Company delivered M/V Roberto C, a bulk carrier built in 1994 with DWT 45,210 resulting on a net gain of US $14.1 million approximately. The outstanding loan on the vessel was fully repaid on February 21, 2007.

(h)   On February 27, 2007, the Company delivered M/V Maria C, a bulk carrier built in 1994 with DWT 45,205 resulting on a net gain of US $13.9 million approximately. The outstanding loan on the vessel was fully repaid on February 21, 2007.

(i)    On April 30, 2007, the Company delivered M/V Achilleas, a bulk carrier built in 1994 with DWT 69,180 resulting on a net gain of US $15.7 million approximately. The outstanding loan on the vessel was fully repaid on February 21, 2007.

(j)    On March 7, 2007, the Company delivered M/V APL England, a container built in 2001 with 5,506 TEU to APL following the exercise of the call option APL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.2 million.

(k)   On June 22, 2007, the Company delivered M/V APL Scotland, a containership built in 2001 with 5,506 TEU to APL following the exercise of the call option APL had for this vessel. The sale consideration was $44.4 million. The Company did not recognize gain/loss on sale of this vessel.

(l)    Οn June 28, 2007 APL- NOL has exercised its option to purchase the APL Belgium from the Company for $44.0 million upon expiration of its current charter in January 2008. See also note 4b.

m)    On July 23, 2007, the Company acquired a 2,200 TEU secondhand vessel Hyundai Vladivostok, built in 1997 for $31.0 million. From July 2007 the vessel commenced its 10 year charter with Hyundai Merchant Marine.

(n)   On August 3, 2007, the Company delivered M/V APL Holland, a containership built in 2001 with 5,506 TEU to APL following the exercise of the call option APL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.1 million.

(o)   On August 20, 2007, the Company acquired a 2,200 TEU secondhand vessel Hyundai Advance, built in 1997 for $31.0 million. From August 2007 the vessel commenced its 10 year charter with Hyundai Merchant Marine.

(p)   On September 5, 2007, the Company acquired a 2,200 TEU secondhand vessel Hyundai Stride, built in 1997 for $31.0 million. From September 2007 the vessel commenced its 10 year charter with Hyundai Merchant Marine.

(q)   On September 10, 2007, the Company acquired a 4,253 TEU vessel YM Seattle, built in 2007 for $70.0 million. From September 2007 the vessel commenced its 12 year charter with Yang Ming Group.

(r)    The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $166.5 million and $15.9 million from continued and discontinued operations respectively as of December 31, 2006 and $162.7 million as of September 30, 2007. On July 1, 2007 the Company has revised the residual value of the vessels taking into consideration the appreciation of steel prices during the last years. Such appreciation affected both the 10 year average and the five year average for the scrap in such a way that the Company also had to revise uniformly the scrap values on the basis of $300 per ton for all vessels. The effect of the revised scrap value on the depreciation charge for the third quarter 2007 compared to the third quarter 2006 and the nine months ended September 30, 2007 and the nine months ended September 30, 2006 is $(0.5) million.

5                                         Advances for Vessels Under Construction

a)              Advances for vessels under construction are as follows:

	December 31, 2006	September 30, 2007

Advance payments for vessels	$143,780	$279,160
Progress payments for vessels	46,520	149,420
Capitalized interest	2,541	14,643
Other vessel related costs	175	(1,960)
Total	$193,016	$441,263

The Company entered into newbuilding contracts on March 2, 2007 with China Shipbuilding Trading Company, Limited for four 6,800 TEU containerships (the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004). The contract price of each vessel is $92.5 million. The Company paid an advance of $37.0 million during the period ended September 30, 2007 in relation to these contracts. The vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and they are expected to be delivered to the Company during the second and third quarter of 2010. The capital expenditure commitment which is approximately of $400 million will be financed by existing credit facilities and own funds according to work in progress under the specific terms of the shipbuilding programs.

The Company entered into newbuilding contracts on March 16, 2007 with Hanjin Heavy Industries & Construction Co, Ltd for five 6,500 TEU containerships (the HN  N-214, the HN N-215, the HN N-216, the HN N-217 and the HN N-218). The contract price of each vessel is $99.0 million. The Company paid an advance of $49.5 million during the period ended September 30, 2007 in relation to these contracts. The vessels are expected to be delivered to the Company in late 2009 and throughout June 2010. The capital expenditure commitment which is approximately of $500 million will be financed by existing credit facilities and own funds according to work in progress under the specific terms of the shipbuilding programs. The Company arranged for 15 year charters for three of these vessels with the Yang Ming Group at a rate of $34,325 per day. On May 24, 2007 the Company announced that it has secured 18 year bareboat charters for each of the remaining two 6,500 TEU containerships.

The Company entered into newbuilding contracts on April 11,2007 with Hanjin Heavy Industries & Construction Co, Ltd for five 3,400 TEU containerships(the HN  N-219, the HN N-220, the HN N-221, the HN N-222 and the HN N-223). The contract price of each vessel is $55.9 million. The Company paid an advance of $55.9 million during the period ended September 30, 2007 in relation to these contracts. The vessels are expected to be delivered to the Company in late 2009 and throughout June 2010. The capital expenditure commitment which is approximately of $300 million will be financed by existing credit facilities and own funds according to work in progress under the specific terms of the shipbuilding programs. The Company arranged for 10 year charters for all of these vessels with a major line company.

On July 12, 2007 the Company agreed with China Shipbuilding Trading Company Limited for the upgrading of its earlier order for four 6,800 TEU containerships to four 8,400 TEU vessels. These vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and are expected to be delivered to the Company during 2010.

On September 17, 2007 the Company extended its shipbuilding contracts with China Shipbuilding Trading Company Limited to include one more 8,530 TEU vessel, bringing the total number to five vessels. All five Post Panamax containerships will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and are expected to be delivered between August 2010 and February 2011. The Company has also arranged for a large international liner company to charter all these vessels for 12 years each at accretive rates.

The Company entered into newbuilding contracts on September 28, 2007 with Hyundai Samho Heavy Industries Co. Limited for five 12,600 TEU containerships (the HN  S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.2 million. The vessels are expected to be delivered to the Company throughout 2011. The capital expenditure commitment which is approximately of $830 million will be financed by existing credit facilities and own funds according to work in progress under the specific terms of the shipbuilding programs.

b)             Advances for vessels under construction and transfers to vessels’ cost as of December 31, 2006 and September 30, 2007 were as follows:

Balance as of January 1, 2006	$161,375
Additions	218,500
Transfer to vessels’ cost	(186,859)
Balance as of December 31, 2006	$193,016
Additions	320,238
Transfer to vessels’ cost	(71,991)
Balance as of September 30, 2007	$441,263

6                                         Deferred Charges

Deferred charges consist of the following:

	Drydocking and Special Survey	Finance Costs	Public Offering Costs	Total Deferred Charges
Balance on January 1, 2006	$6,088	690	980	$7,758
Additions from continuing operations	8,037	925	2,175	11,137
Additions from discontinued operations	—	—	—	—
Written off amounts from continuing operations	(385)	(328)	—	(713)
Written off amounts from discontinued operations	—	(68)	—	(68)
Amortization from continuing operations	(4,127)	(109)	—	(4,236)
Amortization for the year from discontinued operations	(1,298)	(26)	—	(1,324)
Pre IPO closed to proceeds	—	—	(3,155)	(3,155)
Balance on December 31, 2006	$8,315	1,084	—	$9,399
Additions from continuing operations	6,071	870	—	6,941
Additions from discontinued operations	—	—	—	—
Written off amounts from continuing operations	(160)	(248)	—	(408)
Written off amounts from discontinued operations	—	(36)	—	(36)
Amortization from continuing operations	(4,438)	(124)	—	(4,562)
Amortization from discontinued operations	(102)	—	—	(102)
Close due to sale of vessels from continuing operations	(240)		—	(240)
Close due to sale of vessels from discontinued operations	(246)		—	(246)
Balance on September 30, 2007	$9,200	$1,546	$—	$10,746

7                                         Long Term Debt

On February 20, 2007, the Company entered into a new loan agreement with the Royal Bank of Scotland for a multi-currency revolving credit facility up to $700 million to refinance existing debt with the Royal Bank of Scotland initially amounting to $200 million and with a remaining balance of $75.5 million at the time of refinancing and to finance the purchase price of certain newbuildings. The refinancing of the existing debt was accounted for as a debt modification. The loan bears interest at the respective LIBOR plus 0.75%. Principal repayments will begin after the first five years and will be fully repaid by 2022.

8                                         Financial Instruments

a.                                       Cash flow Interest Rate Swap Hedges

The Company has entered into interest rate swap agreements converting floating interest rate exposure into fixed, with the following details:

Counter- party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)		Floating Rate (Danaos receives)	Fair Value Dec 31, 2006	Fair Value September 30, 2007
RBS	3/9/2007	3/15/2010	3/15/2015	$200,000	5.07 p.a.	%	USD LIBOR 3M BBA	—	$556
RBS	3/16/2007	3/20/2009	3/20/2014	$200,000	4.922 p.a.	%	USD LIBOR 3M BBA	—	$117
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855 p.a.	%	USD LIBOR 3M BBA	$482	$32
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875 p.a.	%	USD LIBOR 3M BBA	$401	$(53)
RBS	1/12/2006	11/28/2008	11/28/2013	$100,000	4.78 p.a.	%	USD LIBOR 3M BBA	$786	$351
HSH Nordbank	6/12/2006	8/12/2006	8/12/2009	$200,000	4.739 p.a.	%	USD LIBOR 3M BBA	$1,291	$(892)
HSH Nordbank	6/12/2006	8/12/2006	8/12/2014	$400,000	4.855 p.a.	%	USD LIBOR 3M BBA	$2,872	$3,784
CITI	4/17/2007	4/17/2008	4/17/2015	$200,000	5.124 p.a.	%	USD LIBOR 3M BBA	—	$(2,582)
CITI	4/20/2007	4/20/2010	4/20/2015	$200,000	5.1775 p.a.	%	USD LIBOR 3M BBA	—	$(166)
RBS	10/31/2007	10/31/2007	10/31/2012	$500,000	4.7450 p.a.	%	USD LIBOR 3M BBA	—	$(879)
RBS	9/15/2007	9/15/2009	9/15/2014	$200,000	4.9775 p.a.	%	USD LIBOR 3M BBA	—	$532
Total fair value								$5,832	$800

The total fair value change of the interest rate swaps as of September 30, 2007 amounted to $5.032 million, and is included in Other Comprehensive Income. There was no ineffective portion for the period of the hedge, the estimated amount of the existing gain on September 30, 2007 that is expected to be reclassified as earnings in the next twelve months from September 30, 2007 is nil.

b.                                      Fair value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt with the following details:

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)		Floating Rate (Danaos pays)	Fair Value Dec 31, 2006	Fair Value September 30, 2007
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125 p.a.	%	USD LIBOR 3M BBA + 0.835% p.a.	$(1,772)	$(1,174)
RBS	11/15/2004	11/17/2004	2/11/2016	$62,342	5.0125 p.a.	%	USD LIBOR 3M BBA + 0.855% p.a.	$(1,889)	$(1,277)
Total fair value								$(3,661)	$(2,451)

The total fair value change of the interest rate swaps for the period from January 1, 2007 until September 30, 2007 amounted to $1,210, and is included in the Income Statement in Gain/(Loss) on Fair Value of Derivatives. The related liability of $2,451 is shown under Other Liabilities (long-term) in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2007 until September 30, 2007 amounted to $1,717 and is included in the Income Statement in Gain/(Loss) on Fair Value of Derivatives. The net ineffectiveness for September 30, 2007 amounted to $507 and is shown in the Income Statement under Gain/(Loss) on fair value of derivatives.

9                                         Other Assets (non- current)

a) Other assets (non- current) consist of the following:

	December 31, 2006		September 30, 2007
Fair value of swaps	$5,832	*	$800	*
Other assets	285		354
	$6,117		$1,154

* See also note 8a.

10                                  Other Liabilities

a) Other current liabilities consist of the following:

	December 31, 2006	September 30, 2007

Fair value of forwards	1,466	1,504
	$1,466	$1,504

b) Other long- term liabilities consist of the following:

	December 31, 2006		September 30, 2007

Fair value of swaps	$3,661	**	$2,451	**
Fair value of forwards	2,114		1,388
Other liability in respect of lease arrangement	29,779		48,711	*
	$35,554		$52,550

* Cash received from Lease arrangement on April 14, 2007 of $15.4 million.

** See also note 8b.

11           Commitments and Contingencies

                                               Commitments

The Company, as of December 31, 2006 and September 30, 2007, had outstanding commitments of approximately $790.0 million and $1,826 million respectively for the construction of container vessels as follows:

	TEU	Contract Price	Outstanding Commitments as of December 31, 2006	Outstanding Commitments as of September 30, 2007
YM Seattle	4,253	$70,000	$49,000	—
Hull 1640	4,253	$70,000	$56,000	$42,000
Hull 1670	4,253	$63,800	$51,040	$51,040
Hull 1671	4,253	$63,800	$51,040	$51,040
Hull 1672	4,253	$63,800	$51,040	$51,040
Hull 1673	4,253	$63,800	$51,040	$51,040
Hull 1698	4,253	$63,800	$57,420	$57,420
Hull 1699	4,253	$63,800	$57,420	$57,420
Hull S4001	6,500	$91,500	$73,200	$73,200
Hull S4002	6,500	$91,500	$73,200	$73,200
Hull S4003	6,500	$91,500	$73,200	$73,200
Hull S4004	6,500	$91,500	$73,200	$73,200
Hull S4005	6,500	$91,500	$73,200	$73,200
Hull N-214	6,500	$99,000	—	$79,200
Hull N-215	6,500	$99,000	—	$79,200
Hull N-216	6,500	$99,000	—	$79,200
Hull N-217	6,500	$99,000	—	$79,200
Hull N-218	6,500	$99,000	—	$79,200
Hull N-219	3,400	$55,880	—	$44,704
Hull N-220	3,400	$55,880	—	$44,704
Hull N-221	3,400	$55,880	—	$44,704
Hull N-222	3,400	$55,880	—	$44,704
Hull N-223	3,400	$55,880	—	$44,704
Hull Z00001	8,530	$113,000	—	$90,400
Hull Z00002	8,530	$113,000	—	$90,400
Hull Z00003	8,530	$113,000	—	$90,400
Hull Z00004	8,530	$113,000	—	$90,400
Hull S-456	12,600	$166,166	—	$166,166
Hull S-457	12,600	$166,166	—	$166,166
Hull S-458	12,600	$166,166	—	$166,166
Hull S-459	12,600	$166,166	—	$166,166
Hull S-460	12,600	$166,166	—	$166,166
Hull 1022A	8,530	$117,500	—	$117,500

	221,674	$3,155,030	$790,000	$2,656,450

Contingencies

The Company entered in a guarantee facility agreement with HSH Nordbank on April 20, 2007, by which the Bank issued a performance guarantee for $148 million, guaranteeing certain future payments to Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of 4 vessels. The guarantee amount will be decreasing as installments are being paid by the Company and is expected to go down to zero during the 1st quarter of 2010, when all of the installments that have been guaranteed are expected to have been remitted. For the issuance of the guarantee, the Company put up 25% of the guaranteed amount ($37 million) as cash collateral at inception. Going forward, as the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 25% of the outstanding guaranteed amount.

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company’s results of operations, financial position and cash flows.

12           Sale of Vessels

The Loss on sale of vessels of $0.3 million for the period ended September 30, 2007 reflects the sale of APL England, APL Scotland and APL Holland to APL, resulting to a loss of $0.3 million over the acquisition cost of these vessels as depreciated to the time of their sale.

On March 7, 2007, the Company sold and delivered the APL England to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.2 million.

On June 30, 2007, the Company sold and delivered the APL Scotland to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.4 million. The Company did not recognize gain/loss on sale of this vessel.

On August 3, 2007, the Company sold and delivered the APL Holland to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company  incurred a loss on this sale of $0.1 million.

13           Stockholders’ Equity

On January 18, 2007, the Company declared dividends amounting to $0.44 per common share for the fourth quarter of 2006. A dividend of $24.0 million was paid on February 14, 2007 to all shareholders of record as of January 29, 2007.

On April 23, 2007 the Board of Directors declared a dividend of US$ 0.44 per common share for the first quarter of 2007. A dividend of $24.0 million was paid on May 18, 2007 to all shareholders of record as of May 4, 2007.

On July 25, 2007 the Board of Directors declared a dividend of US$ 0.44 per common share for the second quarter of 2007. A dividend of $24.0 million was paid on August 17, 2007 to all shareholders of record as of August 3, 2007.

14           Comprehensive Income

Comprehensive income for each of the nine months ended September 30, 2006 and 2007, and for each of the three months ended September 30, 2006 and 2007, was $70.4 million, $165.7 million, $26.0 million and $(14.3) million respectively.

15           Discontinued Operations

From 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the “Drybulk Business”). In 2006, the Company sold one drybulk vessel to an unaffiliated purchaser for $27.5 million and in 2007 the Company sold all six (6) remaining drybulk vessels in its fleet to an unaffiliated purchaser, for aggregate consideration of $143.5 million. The Company determined that the Drybulk Business met the requirements of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (and related interpretations, including EITF Issue No. 03-13), and, accordingly, the Drybulk Business is reflected as discontinued operations in the Company’s consolidated statements of income of for the interim periods set forth herein. The Company allocated to discontinued operations interest expense of $1.5 million and zero for the three months ended September 30, 2006 and 2007, respectively, and $4.5 million and $0.4 million for the nine months ended September 30, 2006 and 2007, respectively, based on actual interest incurred by each of the subsidiaries that owned the vessels that were disposed of.

The following table represents the revenues and net income from discontinued operations:

	Three months ended September 30,		Nine months ended September 30,
	2006	2007	2006	2007
Operating Revenues	$10,299	—	$28,932	$6,515
Net Income	5,587	(3)	28,734	92,174

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income In addition to financial statements themselves, certain disclosures contained in Notes 4 and 6 have also been modified to reflect the effects of these reclassifications on those disclosures.

16           Subsequent Events

a. On October 2, 2007, the Company acquired a 2,200 TEU vessel M/V Hyundai Future, built in 1997 for $31.0 million. The vessel has a 10 year charter with Hyundai Merchant Marine.

b. On October 9, 2007, the Company acquired a 4,300 TEU vessel M/V Norasia Atria, built in 2004 for $61.75 million. From October 2007 the vessel will commence its 12 year charter with Yang Ming Group.

c. On October 15, 2007, the Company acquired a 2,200 TEU vessel M/V Hyundai Sprinter, built in 1997 for $31.0 million. The vessel has a 10 year charter with Hyundai Merchant Marine.

d. On October 5, 2007, the Company entered into a restructuring of the leasing arrangements it had in place with a subsidiary of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, Allco Finance UK Limited, a U.K.-based financing company, and Allocean Maritime Limited, or AML, a U.K.-based ship financing company, with respect to six containerships in its current fleet, the CSCL Europe, the MSC Baltic (ex CSCL America), the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561). As part of this restructuring, the Company now directly charters in these vessels from the limited partnership formed by a Lloyds Bank subsidiary (which provides the financing) and the Allco companies that have purchased each of these vessels, and not from AML, which is no longer part of the structure. The term of these leasing arrangements has been uniformly set for all vessels to expire after seven years on October 5, 2014.  The Company pays a fixed rate, which during the seven years of the leasing arrangements is a nominal amount, to charter-in these vessels from the limited partnership formed by a Lloyds Bank subsidiary and the Company, in turn, is entitled to retain all of the charter revenue it earns from sub-chartering these vessels to its liner company customers. Under the terms of these revised leasing arrangements, the Company has the option to purchase the vessels at any time during the seven year period. The Company has operational control over these six vessels. The Company considers each of the vessels subject to these leasing arrangements to be an asset for its financial reporting purposes, and each vessel is reflected as such in its consolidated financial statements.

e. On October 22, 2007, the Board of Directors of the Company declared a cash dividend of $0.465 per share payable on November 16, 2007 to holders of record of its outstanding common stock on November 2, 2007.